FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	May, 2003
Commission File Number:	001-15218

LAFARGE
(Translation of registrant’s name into English)

61, rue des Belles Feuilles
75116 Paris
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated May 20, 2003, relating to the Annual General Meeting of Lafarge Shareholders.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 20, 2003
Annual General Meeting of Lafarge Shareholders:
• Lafarge confirms its net debt reduction target of €1 billion for 2003 • Net dividend maintained at €2.30

The Annual General Meeting of Lafarge shareholders, which was held in Paris on May 20, 2003, approved the 2002 financial statements.

At the meeting, Lafarge confirmed its net debt reduction target of €1 billion for 2003 (excluding foreign exchange variations). This will be met through strict financial discipline, combining cash flow generation, operational performance improvement programs and a reduction in 2003 capital expenditure target from €1.5 billion to €1.2 - €1.3 billion along with selective asset disposals of €400 to €600 million.

Bernard Kasriel, in his new role as Chief Executive Officer of Lafarge, said: “Despite the uncertain economic environment and thanks to our continuous performance improvement programs we expect that, before foreign exchange fluctuations, our operating income from ordinary activities will remain stable in 2003, and this in spite of an increase in pension costs (€98 million).”

The Annual General Meeting voted the distribution of a net dividend per share of €2.30. From June 2 to June 20, 2003 included, shareholders will have the opportunity to reinvest dividends at a preferred purchase price of €51.42 per share.

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

Lafarge’s next financial publication – 2003 half year sales – will be on July 24 2003 (before Euronext opening).

PRESS CONTACTS:	INVESTOR RELATIONS:
Philippe Hardouin 33-1 44-34-94-14	James Palmer: 33-1 44-34-11-26
Philippe.hardouin@lafarge.com	james.palmer@lafarge.com
Brunswick : Rurik Ingram 44-20-7396-3588	Danièle Daouphars: 33-1 44-34-11-51
Cell phone : 44-79-7498-2588	daniele.daouphars@lafarge.com
Ringram@brunswickgroup.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These include forward-looking statements in this press release regarding achievement of our net debt reduction target, capital expenditure target, our plans for divestitures, our expected operating income and our expected pension costs. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number D03-0375 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 21, 2003	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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